SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 17, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

_____

(Former name or former address, if changed since last report)

ITEM 9.　　**Regulation FD Disclosure.**

Cleveland-Cliffs Inc published a News Release on May 17, 2001 as follows:

Cliffs, Minnesota Power Bid On Mine Assets

CLEVELAND, OH —— **(May 17, 2001)** —— Cleveland-Cliffs Inc (NYSE:CLF) announced today that it has submitted a bid with Minnesota Power to acquire the assets of LTV Steel Mining Company in northeastern Minnesota. The mining operation was closed on January 5, 2001, after LTV Steel initiated a Chapter 11 bankruptcy proceeding. The deadline for submitting bids was 4 p.m. today.

Under terms of the proposal, Cleveland-Cliffs would acquire all of the processing facilities of LTV Steel Mining, including its 74-mile mainline railroad and dock operation at Taconite Harbor on the north shore of Lake Superior. Minnesota Power would acquire the LTV electric generating facility at Taconite Harbor, transmission facilities, and non-mining property previously owned by LTV.

John S. Brinzo, Cleveland-Cliffs chairman and chief executive officer, said, "We're excited to work with Minnesota Power in making this bid. If Cliffs and Minnesota Power are the successful bidders, we believe this is the best way to promote future economic activity on the East Range. While Cliffs does not have a specific project in mind at this point, as previously announced, we will look at a number of alternatives".

Brinzo said further, "We look forward to working with all key constituents in the state to make this venture successful. Should we be successful, the real winners will be the residents of the Mesabi Range and the communities where they live."

LTV has solicited bids from interested parties and is expected to enter into negotiations after reviewing the bids.

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota, and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
      Name: C. B. Bezik
      Title: Senior Vice President-Finance

Dated: May 18, 2001

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